Exhibit 99.1

ASX/media Release:

SYDNEY, January 15 2015

MARKET UPDATE

•   NEW GEN Y SITE TO GUIDE YOUNG AUDIENCES ON BUSINESS AND ENTREPRENEURSHIP, INVESTING AND SPENDING WISELY

•   TAGROOM SUCCESS LAUNCH IN AUSTRALIA BY PARTNERSHIP OF MOKO AND DAVID KOCH’S PINSTRIPE MEDIA

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) in partnership with Pinstripe Media will launch Tagroom Success to teach young adults how to make money, how to take care of their money and how to enjoy their wealth wisely.

This new media destination will soon be launched for Australia’s Gen Y audience aiming to be the nation’s first and foremost source of informative and inspirational media covering topics from personal finance, savings and investment, business and entrepreneurship, through to career and lifestyle.

This is not traditional ‘suit and tie’ financial advice. This is a new endeavour into an area of the media that is traditionally pretty dull and uninspiring and transforming it into something exciting and entertaining.

And for a generation of Australians who have an overdose of pop culture content but are missing out on valuable lessons regarding their money and career, it’s sure to get a few young heads thinking a bit wiser.

“Gen Y are not known to spend a lot of time grabbing the financial press to see how the Nikkei performed overnight. Even though marketers know this demographic is important, it has been neglected by traditional business and finance publishers,” said Mr Ian Rodwell, managing director of MOKO.

“Entrepreneurship is inspiring including to young people. The nuts and bolts of entrepreneurship is understanding how business and finance works. This site will do that in a way that specifically appeals to Gen Y and not previously attempted in Australia.”

The engine behind Tagroom Success is a partnership between two well-established and highly influential media groups. Pinstripe Media, founded by business and finance media commentator David Koch has long been specialising in business and finance production and publishing across various outlets from broadcast television to print and digital content. MOKO boasts an impressive portfolio of consumer-based, multi-media platforms, including sites and apps with a world-wide following. Together, they combine their business and finance expertise with access and insights into reaching and engaging an audience in a variety of ways.

"Traditional personal finance coverage has tended to be pretty homogenous and skewed toward baby boomers and senior Australians,” says Koch. “But there is a new generation of young Australians chasing financial, career and lifestyle success. They want information which is relevant to them, but with an edge which relates to their lifestyle and culture.

"We're excited about this venture with MOKO as it combines our content expertise with their cutting edge technology and presentation skills.”

Launching initially as a vertical within the existing Tagroom site, Tagroom Success will be a round-the-clock source of quality content that will develop into a stand-alone publication. The team behind Tagroom success is excited to partner with organisations and brands looking for a unique and effective way to communicate with an audience of aspirational, switched-on and money-minded young adults.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.